UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Resignation of Changguang Wu

On February 17, 2021, the Board of Directors of Urban Tea, Inc. (the “Company”), a company incorporated in the British Virgin Islands, announced that effective on February 17, 2021, Changguang Wu resigned as a director of the Board of Directors (the “Board”) of the Company due to his personal reason. Changguang Wu’s resignation was not a result of any disagreement with the Board of the Company or the Company.

Appointment of Yunfei Song

Effective on February 17, 2021, the Board appointed Yunfei Song as a director of the Board. The biographical information of Yunfei Song is set forth below.

Mr. Song, age 33, is a director of the Enterprise Cloud Computing School of Chinese Academy of Sciences (Institute of Automation in Dongguan). He is also a director of Research Office of Guoliang Chen Academician in Zhejiang Province, China. Prior to that, Mr. Song worked at China Academy of Management Science and Qingdao Academy of Intelligent Industries. Mr. Song holds Master and Ph.D degrees in Computer Intelligent Control from Macau University of Science and Technology. He is an expert in the field of artificial intelligence, cloud computing, big data, blockchain and Internet of things.

Yunfei Song does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Yunfei Song also entered into a director offer letter (the “Offer Letter”) with the Company, which sets his annual compensation at $15,000 and establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibits 10.1.

Appointment of Chief Operating Officer

On February 17, 2021, Fengdan Zhou was appointed as Chief Operating Officer (“COO”). The biographical information of Fengdan Zhou is set forth below.

Ms. Zhou, age 31, served as an operation director of Oriental Union Exploit Technology Co., Ltd. (Singapore) for its blockchain business from December 2019 to December 2020, where she was in charge of the operation of blockchain exchange and investment of bitcoin miners. Prior to that, she worked as a product manager of Hash Capital Holding Pte. Ltd. (Hong Kong) focusing on design of blockchain wallets and derivative financial tools based on the blockchain wallets from October 2018 to September 2019. From April 2014 to June 2018, she worked at Shenzhen Wanwang Blockchain Technology Co., Ltd as an assistant of general manager. Ms. Zhou obtained her Bachelor’s Degree in from Nanjing Sanjiang Academy.

Fengdan Zhou has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Fengdan Zhou had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Fengdan Zhou pursuant to which Fengdan Zhou shall receive an annual base salary of $30,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.2.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

10.1	Director Offer Letter, dated February 17, 2021, by and between Yunfei Song and Urban Tea, Inc.
10.2	Employment Agreement, dated February 17, 2021, by and between Fengdan Zhou and Urban Tea, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2021

URBAN TEA, INC.

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Chairman

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